May 23, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.
20549

Filed: EDGAR/CORRESP

Dear Sirs and Mesdames,

Re:     Comment Letter, dated March 30, 2007 related to
Form 20-F for fiscal year ended May 31, 2006 (the “Comment Letter”) File No. 001-32001

Lorus Therapeutics Inc. hereby notifies the Securities and Exchange Commission that it currently expects to provide responses to the comments contained in the Comment Letter on or before June 15, 2007.

Sincerely,

/s/ Mark Preston

Mark Preston,
Acting Controller

LORUS THERAPEUTICS INC. 2 Meridian Road Toronto, Ontario M9W 4Z7	T: 416.798.1200 F: 416.798.2200 www.lorusthera.com info@lorusthera.com